UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of November 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, November 4th 2004

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone +351 210012834

Fax:     +351 210012899

RIGHTS ISSUE OF NEW SHARES AT €1.84 PER NEW SHARE

On 29th July 2004 EDP - Energias de Portugal, S.A. announced the acquisition of an additional 56.2% stake in Hidrocantábrico, taking total ownership to 95.7%, to be financed through a fully underwritten rights issue of up to €1.2 billion. On 10th September 2004, the EU Commission authorised EDP to increase its stake in Hidrocantábrico. Today, following the authorization granted by the Extraordinary General Shareholders Meeting on 7th October 2004, the Board of Directors has set the terms of the rights offering.

The planned offering will be executed through the issue of 656.537.715 new ordinary shares (“New Shares”), reserved to EDP shareholders, pursuant to transferable subscription rights granted to them under Portuguese Law, at a Subscription Price of €1.84 per new share. Shareholders shall receive 11 New Shares for each 50 shares owned. The offering represents 21.88% of current issued capital.

The Subscription Price of €1.84 per New Share represents a 23.3% discount to the closing price of €2.40 per share on 4th November 2004. These New Shares will be entitled to the dividend for the fiscal year of 2004.

Without prejudice to other investors that may participate in the offering, the rights issue has been fully underwritten by Banco Comercial Português, S.A., Caixa – Banco de Investimento, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley and UBS Limited who have undertaken, subject to certain conditions, to procure subscribers, or otherwise themselves to subscribe for, at the subscription price, any remaining offered shares.

EDP – Energias de Portugal, S.A. Sociedade Aberta    Sede: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Capital Social: € 3,000,000,000    Matrícula: 1805 da C.R.C. Lisboa    Pessoa Colectiva 500 697 256

Subject to confirmation of the offering registration by the Portuguese Securities Market Commission, it is expected that the subscription period for the New Shares is expected to start on 12th November 2004 and end on 25th November, 2004. In the time period starting 12th November up to and including 19th November, 2004 the subscription rights will be traded on Euronext Lisbon Stock Exchange.

EDP Chief Executive Officer, João Talone, commented: «this rights issue will allow EDP to acquire an additional stake in Hidrocantábrico, thereby reinforcing its position as a leading integrated utility player in Iberia, one of the fastest growing European markets. EDP is well positioned to deliver value to shareholders through the strategy we have been pursuing in our core business.»

EDP has agreed to a 180-day lockup following the delivery of the offered shares, which is subject to certain customary exceptions. Pursuant to the privatization decree law, until 180 days after the verification of the results of the rights offering, the Portuguese Government may not sell any portion of its shareholding in EDP.

In addition, American Depositary Share (ADS) rights will be distributed through the ADS Depositary, Citibank, N.A., and may be exercised by sending instructions to Citibank N.A.; however, the ADS rights will not be transferable and holders of ADS rights who do not exercise their rights will not be able to recognize the value of the rights. In addition, the expected timetable of main events in connection with the offering of new ADSs to holders of ADS rights differs in certain respects from that outlined above. The subscription period for such new ADSs is expected to be from 13th November, 2004 through 23rd November, 2004, and the record date for determining entitlement to the ADS rights is expected to be 12th November, 2004, with the existing ADSs trading ex-ADS rights commencing on 9th November, 2004.

When available, a copy of the prospectus may be obtained by contacting in the United States, the ADS Information Agent, Georgeson Shareholder Communication, Inc. toll free on (800) 457 0179 or outside the United States by contacting the rights offering coordinators, BCP Investimento—Banco Comercial Português de Investimento, S.A. on + 351 21 721 8000 or Caixa—Banco de Investimento, S.A on +351 21 313 7300.

EDP – Energias de Portugal, S.A.

Note for editors

EDP is the largest producer and distributor of electricity in Portugal. In 2003, EDP accounted for around 82% of the installed generation capacity in the Portuguese public electricity system (PES) and 99% of the distribution in the PES. Hidrocantábrico, Spain’s fourth largest electricity operator, accounted for 4.7% of Spanish mainland generation capacity and 6.5% of the Spanish liberalised electricity supply market.

In Spain, Hidrocantábrico has a controlling interest in the gas company Naturcorp, which has more than 500,000 customers. With the acquisition of an additional 56.2% stake in Hidrocantábrico, EDP will become the second largest gas company in Spain.

EDP also has interests in three distribution companies and several generation projects in Brazil. In addition, EDP owns a 56% stake in Oni, a fixed line operator active in both Portugal and Spain.

THE DISTRIBUTION OF THE PROSPECTUS, AND THE EXERCISE OF ANY OF THE RIGHTS, MAY BE RESTRICTED BY LAW IN CERTAIN JURISDICTIONS. ANY FAILURE TO COMPLY WITH APPLICABLE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF SUCH JURISDICTIONS. IN PARTICULAR, DUE TO THE RESTRICTIONS UNDER THE SECURITIES LAWS OF CERTAIN COUNTRIES, SHAREHOLDERS RESIDENT IN SUCH COUNTRIES, INCLUDING AUSTRALIA AND SOUTH AFRICA, MAY NOT EXERCISE RIGHTS. PERSONS INTO WHOSE POSSESSION THE PROSPECTUS COMES OR WHO WISH TO EXERCISE ANY OF THE RIGHTS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF OFFERED SHARES OR OFFERED ADSS, OR AN INVITATION TO EXERCISE ANY OF RIGHTS, IN ANY JURISDICTION IN WHICH SUCH OFFER OR INVITATION WOULD BE UNLAWFUL. NEITHER EDP NOR THE UNDERWRITERS ACCEPT ANY RESPONSIBILITY FOR ANY VIOLATION BY ANY PERSON, WHETHER OR NOT A PROSPECTIVE PARTICIPANT IN THE OFFERING, OF ANY SUCH RESTRICTIONS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated November 5, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer